SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

                        For the month of December 2000

                                 MIH LIMITED

               (Translation of registrant's name into English)

                                Abbot Building
                                 Mount Street

                                   Tortola
                                  Road Town

                            BRITISH VIRGIN ISLANDS

                   (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F   X                    Form 40-F
                      ----                             ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                              No   X
                 ---                             ---

                                 EXHIBIT LIST

Exhibit                        Description

99.1                           Press Release dated December 6, 2000
                               of MIH Limited

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 MIH LIMITED

Date: December 7, 2000           by /s/ Stephen F. Ward
                                 ------------------------------
                                 Name:  Stephen F. Ward
                                 Title: Chief Financial Officer
                                        and Director